Exhibit 99.4

Supplemental Agreement No. 3 to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd.

This Supplemental Agreement No. 3 to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. (“this Supplementary Agreement”) is made and entered into in Beijing, the People’s Republic of China (“China”, only for the purpose of this Supplemental Agreement, excluding Hong Kong Special Administrative Region, Macao Special Administration and Taiwan) on March 17, 2020 by and among:

1.	Future Gas Station (Beijing) Technology Co., Ltd. (the “Company”), a limited liability company incorporated in Beijing, China under the laws of China, its unified social credit code: 91110108MA0033XK5Y, its legal representative: SONG Yang, domicile: Room 1315, Unit 2, 13/F, Building 36, Deshengmenwai Street, Xicheng District, Beijing.

2.	SONG Yang, ID Card No.: XXXXXXXXXXXXXXXXXX

3.	LIU Rui, ID Card No.: XXXXXXXXXXXXXXXXXX

4.	PENG Zhizhuo, ID Card No.: XXXXXXXXXXXXXXXXXX

5.	YAO Xing, ID Card No.: XXXXXXXXXXXXXXXXXX

6.	YANG Gang, ID Card No.: XXXXXXXXXXXXXXXXXX

7.	SONG Lin, ID Card No.: XXXXXXXXXXXXXXXXXX

8.	Beijing Bright Petroleum Technology Co., Ltd. (“BHD”), a limited liability incorporated in Beijing, China under the laws of China.

9.	NanJing Recon Technology Co., Ltd. (“NanJing Recon”), a limited liability company incorporated in Nanjing, China under the laws of China.

Among which:

SONG Yang, LIU Rui, PENG Zhizhuo and YAO Xing shall be hereinafter collectively referred to as “Founding Shareholders”, and BHD and NanJing Recon collectively as “Investors”; SONG Yang, LIU Rui, PENG Zhizhuo, YAO Xing, YANG Gang and SONG Lin shall be hereinafter individually as an “Existing Individual Shareholder” or collectively as the “Existing Individual Shareholders”, and Investors and Existing Individual Shareholders individually as a “Shareholder” or “Party” or collectively as the “Shareholders” or “Parties”.

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Whereas:

1. The Parties executed the following agreements:

1)	Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. (“Investment Agreement”) dated August 21, 2018;

2)	Supplemental Agreement of Investment Agreement relating to Future Gas Station (Beijing) Technology Co., Ltd. (“Supplemental Agreement No. 1”) dated August 21, 2018;

3)	Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. (“Supplemental Agreement No. 2”) dated September 24, 2019.

2. Through Investment Agreement, Supplemental Agreement No. 1 and Supplemental Agreement No. 2, the Parties agreed that by February 20, 2020, i.e., extending for six months, the Company shall achieve the following performance goals: (1) the Company shall have 660 gas stations available for use; (2) the Company shall have 1,100,000 users actually using such gas stations; and (3) the Company’s daily platform trading volume shall reach RMB 3.3 million Yuan. In addition, the Recon Technology, Ltd shares issued to Existing Individual Shareholders are subject to certain lock-up terms listed by Supplemental Agreement No. 1 and its Exhibit I.

3. There was a typo in Supplemental Agreement No. 2: the number of 660 gas stations should be 670.

4. Although the Company has reached the (2) and (3) performance goals, it has not reached the (1) performance goal about the gas stations, and the Parties agree to extend the deadline for the performance goals for another twelve months from February 20, 2020, i.e. February 20, 2021.

Therefore, through friendly negotiation, the Parties reach this Supplemental Agreement No. 3 as follows. Capitalized terms not defined herein shall have the meaning as set forth in the previous agreements.

I.	Provisions of Articles 5.1 and 5.2 of the Supplemental Agreement No. 1 are amended as:

5.1 The Restricted Shares granted by the Investors to the Existing Natural Person Shareholders at the closing of this Equity Purchase are limited by a lock-up period, where

(1) the lock-up period of the shares granted to Rui Liu, Zhizhuo Peng, Xing Yao and Lin Song is two and a half years after the granting of the shares and, upon expiry of such lock-up period, the Investors shall assist such Shareholders to unlock the shares;

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(2) the lock-up period of the shares granted to Yang Song and Gang Yang is four and a half years, and shall be unlocked in three phases in the following way:

A. the Investors shall unlock 50% of the granted shares on the second-and-a-half anniversary of granting the shares if the goal agreed by both parties for the contract period is accomplished;

B. the Investors shall unlock 30% of the granted shares on the third-and-a-half anniversary of granting the shares if the goal agreed for the contract period is still maintained; and

C. the Investors shall unlock the remaining 20% of the granted shares on the fourth-and-a-half anniversary of granting the shares if the goal agreed for the contract period is still maintained.

5.2 On the second-and-half anniversary of the date of signing this Agreement, FGS shall fulfill and/or keep the following performance goals:

(1) The number of gas stations deployed by FGS reaches 670, an increase of 200 compared to the basis of 470 of the date of this Agreement;

(2) the number of users actually using the services of FGS reaches 1.1 million, an increase of 800,000 compared to the basis of 300,000 of the date of this Agreement; and

(3) the daily trading amount on the platform of FGS reaches RMB 3.3 million, an increase of RMB 2.70 million compared basis of RMB 600,000 of the date of this Agreement.

II.	The Exhibit I Issuance of Restricted Shares to the Supplemental Agreement No. 1 is amended as the Exhibit I to this Supplemental Agreement No. 3.

III.	This Supplemental Agreement No. 3 shall be a supplement to the Investment Agreement executed by and among the Parties. In the event of a conflict between the provisions of the previous agreements and this Supplemental Agreement No. 3, this Supplemental Agreement No. 3 shall prevail.

IV.	The Supplemental Agreement No. 2 is hereby superseded and invalidated by this Supplemental Agreement No. 3.

V.	This Supplemental Agreement No. 3 shall be signed in nine (9) originals, and each of the Company, Existing Individual Shareholders and Investors shall keep one (1).

VI.	This Supplemental Agreement No. 3 shall become effective from the date when the Parties and their respective legal representatives affix signatures and/or official seals of the Company and Investors hereto.

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(This page has no text and is the signature page of the Supplemental Agreement No. 3 to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd.)

Company:

Future Gas Station (Beijing) Technology Co., Ltd. (Seal)

By: ________________________________________

Name: SONG Yang

Title: Legal Representative

Signature Page

(This page has no text and is the signature page of the Supplemental Agreement No. 3 to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd.)

Existing Individual Shareholders:

SONG Yang

Signature:__________________________________

LIU Rui

Signature:__________________________________

PENG Zhizhuo

Signature:__________________________________

YAO Xing

Signature:__________________________________

YANG Gang

Signature:__________________________________

SONG Lin

Signature:__________________________________

Signature Page

(This page has no text and is the signature page of the Supplemental Agreement No. 3 to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd.)

Investors

Beijing Bright Petroleum Technology Co., Ltd. (Seal)

By:______________________________________

Name: CHEN Guangqiang

Title: Legal Representative

NanJing Recon Technology Co., Ltd. (Seal)

By:______________________________________

Name: YIN Shenping

Title: Legal Representative

Signature Page

Exhibit I Issuance of Restricted Shares

	Name	ID. No.	Address	Number of Restricted Shares(1)	Lock-up Term	Two and a half Years Lock-up(1)(2)	Three and a half Years Lock-up(1)(2)	Four and a half Years Lock-up(1)(2)
1.	Yang Song	XXXX		265,446	50%: two and a half years 30%: three and a half years 20%: four and a half years	132,723	79,634	53,089
2.	Gang Yang	XXXX		97,412	50%: two and a half years 30%: three and a half years 20%: four and a half years	48,706	29,224	19,482
3.	Rui Liu	XXXX		36,530	100%: two and a half years	36,530
4.	Zhizhuo Peng	XXXX		36,530	100%: two and a half years	36,530
5.	Xing Yao	XXXX		38,965	100%: two and a half years	38,965
6.	Lin Song	XXXX		12,177	100%: two and a half years	12,177
			Total(3)	487,060		487,060	108,857	72,572

(1) The number of shares have been given effect of the one-for-five reverse stock split of Recon Technology, LTD on December 27, 2019.

(2) Can only be unlocked after all of the conditions precedent under Article 5.2 of the supplemental agreement No. 3 have been met.

(3) Calculate on $2/share of Recon Technology, LTD, a central parity rate of Renminbi yuan to US dollar officially announced by the People's Bank of China on August 21, 2018 when the agreement was signed, and total shares’ value of RMB 33,295,200.